MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

Suite 1210, 777 Hornby Street
Vancouver, B.C.
V6Z 1S4 CANADA

Reply Attention of	Samir Virani
Direct Tel.	604.648-1671
EMail Address	svirani@wlmlaw.ca
Our File No.	32636-1

September 29, 2009

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7010

Attention:	Karl Hiller, Branch Chief
Division of Corporate Finance

Dear Sirs:

Re:	West Canyon Energy Corp. (the “Company”)
Form 10-KSB/A for the Fiscal Year Ended June 30, 2008
Filed April 16, 2009
Form 10-Q/A for the Fiscal Quarter Ended December 31, 2008
Filed April 16, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 15, 2009
Response letter dated July 6, 2009
Your File No. 333-130673

     We are the solicitors for the Company. We refer to the telephone conference on September 28, 2009 at 11:00 am EST and to your letter of July 31, 2009 addressed to the Company with your comments on the Company's Form 10-K/A for the Fiscal Year Ended June 30, 2008, Filed April 16, 2009, Form 10-Q for the Fiscal Quarter Ended March 31, 2009, filed May 15, 2009.

This supplemental response is to prior comment 4 on Form 10-K/A for the Fiscal Year Ended June 30, 2008 to clarify the Company’s oil and gas accounting policy and ceiling test disclosure:

Form 10-K/A for the Fiscal Year Ended June 30, 2008

Note 2 – Summary of Significant Accounting Policies, page 26

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the States of New York and Washington.

MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

Securities and Exchange Commission
September 29, 2009
Page | 2

g) Accounting for Oil and Gas Properties, page 27

4.

Pursuant to points (B) and (C) of Rule 4-10(c)(4) of Regulation S-X, the Company will amend its Form 10-K/A for the Fiscal Year Ended June 30, 2008 to expand our discussion on the limitation of our capitalized costs (i.e. the ceiling test) regarding the costs of and the related fair value of properties not being amortized. The Company proposes amending this disclosure with the following:

The Company uses the full-cost method of accounting for its exploration and development activities. Under this method of accounting, the cost of both successful and unsuccessful exploration and development activities are capitalized as property and equipment. The Company has not incurred any internal costs that are directly related to exploration and development activities, including salaries and benefits, which could be capitalized as part of property and equipment. Proceeds from the sale or disposition of oil and gas properties are accounted for as a reduction to capitalized costs unless a significant portion (greater than 25 percent) of the Company’s reserve quantities in a particular country are sold, in which case a gain or loss is recognized.

Under the full-cost method of accounting, the Company applies a ceiling test to the capitalized cost in the full cost pool. The Company computes the ceiling test so that capitalized cost, less accumulated depletion and related deferred income tax, do not exceed an amount (the ceiling) equal to the sum of: (A) The present value of estimated future net revenue computed by applying current prices of oil and gas reserves (with consideration of price changes only to the extent provided by contractual arrangements) to estimated future production of proved oil and gas reserves as of the date of the latest balance sheet presented, less estimated future expenditures (based on current cost) to be incurred in developing and producing the proved reserves computed using a discount factor of ten percent and assuming continuation of existing economic conditions; plus (B) the cost of unevaluated properties and major development projects excluded from the costs being amortized; plus (C) the lower of cost or estimated fair value of unproven properties included in the costs being amortized; less (D) income tax effects related to differences between the book and tax basis of the property. If capitalized costs exceed this limit, the excess is charged to expense and reflected as additional DD&A. During the year ended June 30, 2008, the Company did not have a ceiling test impairment. The Company’s oil and gas properties totaling $6,404,735 consists solely of unevaluated properties excluded from the costs being amortized. See Note 4. Unproved Interest for further discussion.

MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

Securities and Exchange Commission
September 29, 2009
Page | 3

Oil and gas unevaluated properties and properties under development include costs that are excluded from costs being depreciated or amortized. These costs represent investments in unproved properties and major development projects in which the Company owns a direct interest. The Company excludes these costs until proved reserves are found, until it is determined that the costs are impaired, or major development projects are placed in service. All costs excluded are reviewed at least quarterly to determine if impairment has occurred. The Company adds the amount of impairment assessed to the cost to be amortized subject to the ceiling test.

The Company recognizes liabilities for retirement obligations associated with tangible long-lived assets, such as producing well sites, when there is a legal obligation associated with the retirement of such assets and the amount can be reasonably estimated.

Closing Comments

     We look forward to the receipt of any further comments which you may have in regard to the Amended Form 10-KSB and Form 10-Qs shortly. Should you have any questions, please do not hesitate to contact the writer.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per:	/s/Samir Virani
Samir Virani

WLM/mll